CONSENT OF MNP LLP

The undersigned hereby consents to the inclusion or incorporation by reference into the Registration Statement on Form 40-F (the "Form 40-F") of Integra Resources Corp. (the "Company") being filed with the United States Securities and Exchange Commission, and any amendments thereto, of:

(i) its report, dated April 15, 2020, on the consolidated statements of financial position as at December 31, 2019 and December 31, 2018, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended; and

(ii) its report, dated April 25, 2019, on the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended.

The undersigned further consents to reference of the undersigned's name in the Form 40-F, in the Annual Information Form of the Company for the fiscal year ended December 31, 2019 and the Annual Information Form of the Company for the fiscal year ended December 31, 2018 included in or incorporated by reference into the Form 40-F.

MNP LLP

/s/ MNP LLP
Name: Jenny Lee, CPA, CA Title: Assurance Partner
Date: July 7, 2020